UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           CLX Energy, Inc.
                             (Name of Issuer)

                        $.01 par value common stock
                       (Title of Class of Securities)

                             125649202
                           (CUSIP Number)


                           Mike W. Burkhart
                        7134 S. Yale, Suite 600
                         Tulsa, Oklahoma   74136
                              (918) 496-2626

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                            February 2, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 125649202

1)   Name of Reporting Person:   Mike W. Burkhart

     I.R.S. Identification No. of Above Person:###-##-####

(2)   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X

(3)   SEC Use Only

(4)   Source of Funds (See Instructions) PF

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization   U.S.

 Number of          (7)  Sole Voting Power 209,963
 Shares Bene-
 ficially           (8) Shared Voting Power None
 Owned by
Each Report-        (9)  Sole Dispositive Power 209,963
 ing Person
With                (10) Shared Dispositive Power None

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
209,963


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares   X - the number of  shares set forth in Row (11)
      does not include, and Mike W. Burkhart disclaims beneficial ownership of, the shares of common stock held by the persons other than Mike W. Burkhart set forth in the table in Item 2 of this statement.

(13)  Percent of Class Represented by Amount in Row (11)   2.0%

(14)  Type of Reporting Person  IN

Item 1.  Security and Issuer.

     This statement relates to the $.01 par value common stock of CLX Energy, Inc. The address of the principle executive offices of CLX Energy, Inc. is 518 Seventeenth Street, Suite 745, Denver,
Colorado 80202.

Item 2.  Identity and Background.

     The name of the person filing this statement is Mike W. Burkhart. Mr. Burkhart's principal occupation is Vice President, BRG Petroleum Corporation, which is located at 7134 South Yale, Suite 600, Tulsa, OK 74136, and engaged in the business of oil and gas production. Mr. Burkhart is a U.S. citizen. Mr. Burkhart has not during the last five years been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mike W. Burkhart was part of a group of persons that acquired a total of 5,773,973 shares of the common stock of CLX Energy, Inc. on February 2, 1999. That group of persons owned approximately 55 percent of the outstanding shares of common stock of CLX Energy, Inc. immediately after that acquisition based on 10,498,132 shares of common stock of CLX Energy, Inc. being outstanding.

     The group of persons has not entered into any agreements concerning the control over the voting or disposition of the common stock of CLX Energy, Inc. and currently does not have any
plans to enter into such agreements.   Mike W. Burkhart disclaims
beneficial ownership of the shares of CLX Energy, Inc. common stock held by those other persons. The following table sets forth the names of the persons to whom the shares of common stock were issued in that transaction, the number of shares issued to such persons, and the percentage of the outstanding shares of common stock represented by such shares.

                                            Percentage of
                                             Outstanding
                                             Shares of
                             Number of       Common
Name                          Shares          Stock
_______                     __________     ____________
James L. Burkhart Living
 Trust dtd. 9-17-97           2,519,551         24.0%
BKM Family Limited
 Partnership                    839,851          8.0%
B.J. Reid                       839,851          8.0%
D.M. Finsthwait, Trustee
 of the Finsthwait 1973
 Trust dtd. 2-25-73             524,907          5.0%
R. M. Sitton Investments, Ltd.  314,944          3.0%
Mike W. Burkhart                209,963          2.0%
Steven J. Williams              157,472          1.5%
Clyde F. & Cheryl W.
 Wootton JTWROS                 157,472          1.5%
Gee Family Trust dtd. 12-23-92  104,981          1.0%
James Keith Burkhart
 Living Trust dtd. 11-25-98     104,981          1.0%
                              ------------     ---------

      TOTALS                  5,773,973         55.0%
                              ============     ==========


Item 3.  Source and Amount of Funds or Other Consideration.

     Mike W. Burkhart used $10,000 of his personal funds to acquire his shares of CLX Energy, Inc. common stock. Mike W. Burkhart and the other persons listed in the table in Item 2 also agreed to loan to CLX Energy Inc., or guaranty debt of CLX Energy Inc. for, up to $300,000 for oil and gas acquisitions during the period commencing on February 2, 1999 and ending on February 2, 2002.

Item 4.  Purpose of Transaction.

     CLX Energy, Inc. received a total of $275,000 cash for the issuance of the 5,773,973 shares of common stock and the acquirors of those shares listed in the table in Item 2 agreed to loan to CLX Energy Inc., or guaranty debt of CLX Energy Inc. for, up to $300,000 for oil and gas acquisitions during the period commencing on February 2, 1999 and ending on February 2, 2002.

     Mike W. Burkhart does not himself have any plans, and does not have any plans with any of the other persons listed in the table in Item 2, which relate to or would result in the following:

     a. The acquisition by any person of additional securities of CLX Energy, Inc., or the disposition of securities of CLX Energy, Inc.;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CLX
          Energy, Inc.;

     c. A sale or transfer of a material amount of assets of CLX Energy, Inc.;

     d. Any change in the present board of directors or management of CLX Energy, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of CLX Energy, Inc.;

     f. Any other material change in the business or corporate structure of CLX Energy, Inc.;

     g. Changes in the charter, bylaws of CLX Energy, Inc. or instruments corresponding thereto or other actions which may impede the acquisition of control of CLX
          Energy, Inc. by any person;

     h. Causing a class of securities of CLX Energy, Inc. to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. Causing the common stock of CLX Energy, Inc. to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act; or

     j.   Any action similar to any of those enumerated above.


     Mike W. Burkhart did not engage in any transactions concerning the securities of CLX Energy, Inc. during the prior 60 days.

Item 5.  Interest in Securities of the Issuer.

     Mike W. Burkhart beneficially owns, and has the sole voting power over, 209,963 shares of the common stock of CLX Energy, Inc. representing 2.0% of the 10,498,132 shares of common stock of CLX Energy, Inc. outstanding. The number of shares and the percentage of the outstanding shares of common stock represented by such shares owned by the other persons that participated with Mike W. Burkhart in acquiring 55% of the outstanding shares of CLX Energy, Inc. is set forth in Item 2.


Item 6.  Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     On February 2, 1999, CLX Energy, Inc. and James L. Burkhart Living Trust entered into a Stock Purchase Agreement concerning the issuance of the 5,773, 973 shares of common stock. CLX Energy, Inc. issued the 5,773,973 shares of common stock to James
L. Burkhart Living Trust and the other persons designated by the trust set forth in the table in Item 2. CLX Energy, Inc. received in exchange for the issuance of that common stock the consideration set forth in Item 4.

     James L. Burkhart Living Trust entered into a separate Nomination and Ratification Agreement with each of the other persons set forth in Item 2, including Mike W. Burkhart, (referred to as the "Nominating Person"). Each agreement provides the following:

     a.   the Nominating Person engaged James L. Burkhart Living
          Trust to act as the nominee for the Nominating Person for the purchase of the Nominating Person's shares of CLX Energy, Inc. common stock;

     b.   the Nominating Person agreed to pay to James L.
          Burkhart Living Trust all amounts owed for the purchase of the Nominating Person's shares of CLX Energy, Inc.
          common stock; and

     c. the Nominating Party agreed to assume and perform, to the extent attributable to the Nominating Party's shares of CLX Energy, Inc. common stock, the obligations and agreements in the Stock Purchase
          Agreement.

Item 7.  Material to be Filed as Exhibits.

   Exhibit 1 Stock Purchase Agreement between CLX Energy, Inc. and James L. Burkhart, Trustee of the James L. Burkhart Living Trust is incorporated herein by reference from Exhibit 10.1 to the Form 8-K of CLX Energy, Inc. (Commission File No. 0-9392) filed on February 9, 1999.

Exhibit 2      Nomination and Ratification Agreement between
               James L. Burkhart, Trustee of the James L.
               Burkhart Living Trust and Mike W. Burkhart.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1999


/s/Mike W. Burkhart
Mike W. Burkhart